EXHIBIT 22

Subsidiary Issuer of Guaranteed Securities

Boston Scientific (the “Registrant”) is the guarantor of the senior unsecured registered notes listed below issued by American Medical Systems Europe B.V., a wholly-owned finance subsidiary of the Registrant.

American Medical Systems Europe B.V.:

0.750% Senior Notes due 2025
1.375% Senior Notes due 2028
3.375% Senior Notes due 2029
1.625% Senior Notes due 2031
3.500% Senior Notes due 2032
1.875% Senior Notes due 2034